Exhibit 12
NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Earnings to Fixed Charges
(Dollar Amounts in Thousands)
(Unaudited)
For the Years Ended May 31, 2010, 2009, 2008, 2007 and 2006

	2010	2009	2008	2007	2006
Earnings:
Income (loss) prior to cumulative
effect of change in accounting principle	$110,547	$(73,770)	$39,646	$14,145	$102,586
Add: Fixed charges	912,227	935,194	931,268	991,754	977,200
Less: Interest capitalized	(116)	(173)	-	-	-
Income available for fixed charges	$1,022,658	$861,251	$970,914	$1,005,899	$1,079,786
Fixed charges:
Interest on all debt (including amortization
of discount and issuance costs)	$912,111	$935,021	$931,268	$991,754	$977,200
Interest capitalized	116	173	-	-	-
Total fixed charges	$912,227	$935,194	$931,268	$991,754	$977,200

Ratio of earnings to fixed charges	1.12	-	1.04	1.01	1.10

For the year ended May 31, 2009, earnings were insufficient to cover fixed charges by $74 million.